

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2019

Tak Shing Eddie Wong
Chief Executive Officer
TGS International Ltd.
Suite 1023, 10/F., Ocean Centre
5 Canton Rd., Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: TGS International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 25, 2019**
> **File No. 333-217451**

Dear Mr. Wong:

We have reviewed your October 2, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2019 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2018

Item 1. Business, page 10

1. We note your response to comment one and we partially reissue the comment. Please revise to remove the resources calculated under Soviet standards.

　　　　You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 with questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation